SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

1.	2013 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

7.	QUARTERLY FINANCIAL REVIEW

8.	LIQUIDITY

9.	CAPITAL RESOURCES

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

11.	OTHER RISKS AND UNCERTAINTIES

12.	RELATED PARTY TRANSACTIONS

13.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

14.	NON-GAAP FINANCIAL MEASURES

15.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

16.	FUTURE ACCOUNTING CHANGES

17.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

18.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the year ended December 31, 2013, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 20, 2014, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

Additional information, including our Annual Information Form and Form 40-F for the year ended December 31, 2012, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov, and also in our Annual Information Form and Form 40-F to be filed on SEDAR in March 2014.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 18 herein. We use certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A, please see the discussion under "Non-GAAP Financial Measures" in section 14 of this MD&A. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in a cautionary note contained in section 18 of this MD&A.

1.	2013 HIGHLIGHTS

▪	Produced 8.2 million ounces of silver, in line with guidance, and a record 27.0 million pounds of zinc.

▪
Successful restructuring program for Pirquitas resulted in cash costs of $12.87 per payable ounce of silver sold, down 24% from the $16.88 reported in 2012 and below 2013 guidance range. Instituted cost discipline throughout the organization.

▪	Completed a $265 million convertible note offering and asset sales contributing to our cash balance of $415.7 million as at December 31, 2013.

▪	Deferred the construction decision for the larger capital, open pit Pitarrilla project and initiated review of lower capital, underground project option.

▪	Completed the sale of the San Agustin project for cash and shares valued in excess of $70 million pre-tax.

▪	Commenced drill permitting for the Bonita Zone at San Luis in Peru and initiated drill program at San Luis del Cordero in Mexico.

▪	Recognized non-cash, pre-tax impairment charge and write-downs of $225.7 million related to Pirquitas, exploration projects and assets held for sale.

▪	Continued to add capability and experience in the areas of operations, development and safety.

▪	Subsequent to year end, announced the acquisition of the Marigold mine in Nevada, U.S. for $275 million in cash.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates for 2014. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 18 herein.
Our production and cost guidance, as detailed below, relates solely to our Pirquitas mine and exploration and development activities. Our guidance for 2014 will be adjusted for the recently announced acquisition of the Marigold mine upon close of the transaction and development of production, operating and capital budgets for the remainder of the year.

Our production and cost guidance for 2014 is:

▪	Produce and sell 8.2 to 8.6 million ounces of silver.

▪	Produce and sell 25 to 30 million pounds of zinc.

▪	Cash costs of between $12.50 and $13.50 per payable ounce of silver sold.

▪	Capital expenditures of $15 million at Pirquitas, including $6 million for tailings facility expansions.

▪	Capitalized stripping costs at Pirquitas of $5 million.

▪	Exploration and development expenditures of $22 million.

Subsequent to the end of 2013, the Argentine peso has seen a significant devaluation, well above the pace of devaluation through 2013, as the government reduced intervention and relaxed capital controls. We are still assessing the impact of this devaluation on the Pirquitas mine. The devaluation will reduce the value of our Argentine peso denominated assets, principally cash and value added tax ("VAT") receivables, and decrease Argentine peso denominated liabilities, principally accounts payable, when expressed in U.S. dollars, our reporting currency. The devaluation is expected to positively impact our Argentine-based operating costs when expressed in U.S. dollars, but we remain cautious of the impact the devaluation will have on inflation rates in the country, which would negatively impact our operating cost structure. We remain active in managing our exposure and risk and our cash resources in Argentina at present are limited.

3.	BUSINESS OVERVIEW

We are a resource Company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas. We have one producing silver mine and a portfolio of silver resource dominant projects located in six countries in the Americas. Subsequent to the year end we signed a definitive agreement to purchase the Marigold Mine, which is a gold mine in Nevada, USA. Our focus is on profitable production of silver from the Pirquitas mine, in Argentina, and the integration and, upon closing, optimization of production from the Marigold Mine. We continue to advance the Pitarrilla project in Mexico and the San Luis project in Peru, and our large portfolio of mineral projects and properties, which are at various stages of exploration and development.

Precious metals prices performed negatively in 2013 as the price of silver declined 24% to an average of $23.82 per ounce in 2013 from an average of $31.15 per ounce in 2012. The majority of the price decline occurred in the first half of 2013 with prices trading in a range between $19.00 per ounce and $24.00 per ounce during the second half of the year. The price of silver closed at $19.50 per ounce on December 31, 2013. While fabrication demand for silver increased marginally in 2013, a decline in investment demand impacted the overall silver market pricing. Higher real interest rates resulting from expectations of the U.S. Federal Reserve Bank removing quantitative easing from the U.S. economy combined with continued slow growth in Europe and strong U.S. equity market performance all contributed to a reduction in investment demand for silver and other precious metals. The lower silver prices in 2013 compared to 2012 negatively impacted our revenues and operating cash flow for 2013. The reduction in silver prices has caused us to re-evaluate expenditures, focus our resources and manage capital spent on exploration projects, corporate overhead and development capital expenditures.

The Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which may cause delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country with Central Bank approval required for all foreign exchange transactions. Argentina is experiencing high inflation with a currency that, generally, depreciates against our reporting currency, and during January 2014, the Argentine peso underwent a devaluation of 23% as a result of a government policy change. The recovery of VAT is also highly regulated with a complex and, at times, lengthy collection process. All of these factors directly impact our business in Argentina.

During 2013, the Pirquitas mine produced 8.2 million ounces of silver compared to 8.6 million ounces of silver in 2012 as the mine completed a transition between open pit phases. Significant operating cost reductions were achieved through 2013 and we continue to implement cost control and reduction initiatives, which remain particularly important given prevailing silver prices.

During the second quarter of 2013, we recorded an impairment charge of $202.4 million, before tax ($196.9 million net of tax) related to the Pirquitas mine as a result of the change in the metal pricing environment.

During 2013, we completed certain key pre-development activities on the Pitarrilla project. We entered into surface land use agreements over two parcels of land and received approval for a 30-year temporary occupation application over a third parcel, although this may be subject to appeal. Surface land use agreements for two other parcels of land which we do not control are still under negotiation. We also advanced certain pre-construction activities including pilot plant tests, road construction and water drilling. The engineering, procurement, construction management contract was tendered, although this process was placed on hold in the fourth quarter. Due to the imposition of new taxes in Mexico combined with the fall in metal prices and constrained financing markets, a construction decision for the Pitarrilla open pit project was placed on hold in the fourth quarter. Subsequent to this decision, in February 2014 we were advised that the Mexican environmental regulator, SEMARNAT, did not approve the EIA for the Pitarrilla project. The primary reason is that sufficient water rights for the open pit mine and plant requirements could not be secured to date. In line with our disciplined approach to capital management, we are currently reviewing lower capital cost, underground development options for the Pitarrilla project.

Through 2013 we completed several important transactions to improve our liquidity position and strengthen our balance sheet.

Firstly, in the first quarter of 2013, we sold an aggregate of $265 million in senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256.1 million. The 2013 Notes mature on February 1, 2033, bear an interest rate of 2.875% per annum and are convertible into common shares at an initial conversion rate equivalent to $20.00 per common share. Of the proceeds from the 2013 Notes, $138.0 million was used to repurchase our outstanding 4.5% senior convertible notes (the "2008 Notes") and the remaining net proceeds will be used for general corporate purposes, including financing of our acquisition of the Marigold mine and the development or advancement of our property portfolio.

Secondly, on December 30, 2013 we completed the sale of our San Agustin project in Mexico to Argonaut Gold Inc. ("Argonaut"). Upon closing, we received aggregate pre-tax consideration of approximately $70 million, comprised of $15.0 million in cash and $25.4 million in common shares of Argonaut and deferred cash consideration of $30.0 million ($10.0 million payable on May 5, 2014 and $20.0 million payable on May 5, 2015). In addition, we have a 2% net smelter returns ("NSR") royalty on sulphide ores processed from the project.

Thirdly, on December 19, 2013, we entered into an agreement to sell our Challacollo project in Chile to Mandalay Resources Corporation ("Mandalay"). This transaction closed effective as of February 6, 2014. Upon closing, we received aggregate consideration of $7.5 million in cash and 12 million common shares of Mandalay, and the contingent right to receive 5 million common shares of Mandalay and an aggregate cash payment equal to the equivalent of 240,000 ounces of silver, payable in eight quarterly installments (based on the average quarterly silver price), in each case dependent on the commencement of commercial production at the project. In addition, we have a 2% NSR royalty on silver sales in excess of 36 million ounces from the project, up to a maximum of $5 million.

Finally, on February 3, 2014, we entered into a purchase and sale agreement with subsidiaries of Goldcorp Inc. ("Goldcorp") and Barrick Gold Corporation ("Barrick") to purchase 100% of the Marigold mine, a producing gold mine in Nevada, USA, for cash consideration of $275 million. Completion of the transaction is subject to customary closing conditions, including regulatory approvals, and we expect the transaction to close in April 2014.
Marigold mine is an open-pit gold mine located in Humboldt County, Nevada, USA, at the northern end of the Battle Mountain-Eureka trend. The mine has been in continuous production since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation with 40,000 tonnes per day capacity. As disclosed by Goldcorp in its news release dated January 8, 2014, the mine produced 162,000 ounces of gold in 2013 and it is expected to produce between 142,000 and 150,000 ounces of gold in 2014 (grossed up to illustrate 100% production figures). As reported by Goldcorp in its public disclosures, the Marigold mine has consistently produced over 140,000 ounces of gold per year at gold recoveries in excess of 70%. Production at the Marigold mine is subject to various NSR royalties. In 2012 and 2013, significant investments were made to purchase new, larger mining equipment which is expected to improve the efficiency of future mining operations. The mine currently employs 360 people including contractors, who manage and maintain the mine and plant to Goldcorp’s world-class safety and environmental standards. Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, streamlined permitting process and access to highly qualified labor.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

					Total	Total
Operating data	Q1	Q2	Q3	Q4	2013	2012
Total material mined (kt)	4,210	4,471	4,465	4,277	17,423	17,528
Ore crushed (kt)	428	480	524	484	1,916	1,864
Ore milled (kt)	396	365	394	420	1,575	1,623
Silver mill feed grade (g/t)	207	216	215	228	217	217
Zinc mill feed grade (%)	0.92	1.53	1.91	2.12	1.63	0.74
Silver recovery (%)	76.3	74.8	74.6	73.9	74.9	76.3
Zinc recovery (%) (1)	41.1	46.0	47.0	53.0	48.0	38.0

Silver produced ('000 oz)	2,017	1,890	2,028	2,281	8,216	8,624
Zinc Produced ('000 lbs) (1)	3,323	5,589	7,818	10,307	27,037	11,171
Silver sold ('000 oz)	2,018	2,207	1,969	2,499	8,693	9,383
Zinc Sold ('000 lbs) (1)	2,147	2,217	4,952	14,208	23,524	8,465

Realized silver price ($/oz)	30.68	22.47	21.38	20.79	23.77	31.33

Cash costs ($/oz) (2, 3)	13.58	13.03	13.32	11.75	12.87	16.88
Total costs ($/oz) (2, 3)	20.06	20.05	21.24	17.75	19.68	24.42

Financial Data ($000s)
Revenue	49,062	32,654	43,944	49,026	174,686	241,120
Income from mine operations	14,438	(18,971)	5,732	3,985	5,184	58,105

(1)	Data for zinc recoveries, production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate is a penalty element and does not generate income.

(2)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 14 of this MD&A.

(3)
Information has been restated for IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) and a presentation error in our cash costs and total costs, as discussed in section 14 of this MD&A.

Mine production

The Pirquitas mine produced 2.3 million ounces of silver during the fourth quarter of 2013, which is a 12.5% quarter-on-quarter improvement and reflects higher average head grade and mill throughput. During 2013, the mine produced 8.2 million ounces of silver, lower than the 8.6 million ounces produced in 2012, mainly due to more oxidized and transitional ore in the mill feed.

The Pirquitas mine produced 10.3 million pounds of zinc in zinc concentrate in the fourth quarter of 2013, a 31.8% quarter-on-quarter improvement and the highest quarterly zinc production result in the history of the mine. In 2013, the Pirquitas mine produced a record 27.0 million pounds of zinc in zinc concentrate, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries.

Approximately 420,000 tonnes of ore were milled during the fourth quarter of 2013, compared to 394,000 tonnes in the third quarter of 2013. Ore was milled at an average rate of 4,567 tonnes per day during the quarter, 14.2% above the mill’s nominal design. This compares to an average milling rate of 4,283 tonnes per day in the third quarter. The fourth quarter mill processing rate demonstrates the return to average annual mill rates comparable to 2012.

Ore milled during the fourth quarter of 2013 contained an average silver grade of 228 g/t, compared to 215 g/t reported in the third quarter, due to improved jig plant performance. The average silver recovery rate of 73.9% was largely in line with the third quarter recovery rate of 74.6% and average recovery at 74.9% for the full year 2013.

Mine operating costs

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 14 of this MD&A.

Early in 2013, we commenced a cost reduction initiative at the Pirquitas mine, which continued through the rest of the year and will continue into 2014 as part of a continuous improvement process. The main focus has been on replacing third party contract services, reducing staffing and implementing operational controls at the plant and mine to drive efficiencies.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.87 per payable ounce of silver sold in 2013 compared to $16.88 per payable ounce of silver sold in 2012. Cash costs in 2013 benefited from lower operating costs and more favorable concentrate sales terms compared to 2012. The decline in cash costs was also a result of the adoption of the interpretation on accounting for waste removal costs issued by the IFRS Interpretation Committee ("IFRIC") - IFRIC 20, the impact of which commenced as of January 1, 2012. As a result of the adoption of this new accounting standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset ("SAA"). Inventory sold in 2013 was at a lower per unit cost compared to 2012 as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into 2013, the effect of capitalizing stripping costs reduced the weighted average cost of finished goods inventory and hence reduced cost of inventory, on a per payable ounce basis.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $19.68 per payable ounce of silver sold in 2013 compared to $24.42 per payable ounce of silver sold in 2012. Depletion, depreciation and amortization was lower in 2013 compared to 2012 largely due to the asset impairment recorded in the second quarter. The main driver for the decrease in total costs, however, is related to the reduction in cash costs, as discussed above.

Mine sales

We sold 8.7 million ounces of silver in 2013, compared to 9.4 million ounces in 2012. Sales exceeded production as we drew down existing inventory balances. We also sold 23.5 million pounds of zinc in 2013, well in excess of the 8.5 million pounds sold in 2012, due to the increase in zinc production through 2013.

Exploration at Pirquitas

During 2013, we completed the Preliminary Economic Assessment ("PEA") on the Cortaderas deposit to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas mine life. The PEA confirmed that the underground mining opportunity is technically and economically possible, but due to the current business environment in Argentina, metal price environment and our spending controls, we are not advancing to a pre-feasibility level study at this time, but will continue to monitor the situation closely.

The Cortaderas deposit of silver-zinc mineralization is located approximately 500 metres north of the San Miguel open pit and is estimated to contain 3.6 million tonnes of Indicated Mineral Resources averaging 137 g/t silver at a silver cut-off grade of 50 g/t, for 15.6 million ounces of contained silver. In addition, there are an estimated 2.7 million tonnes of Inferred Mineral Resources averaging 162 g/t at a silver cut-off grade of 50 g/t, that contains 14.1 million ounces of silver. The Mineral Resources estimate for the Cortaderas area as of December 31, 2012 was completed by Jeremy D. Vincent B.Sc. (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources, please refer to the technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

As of December 31, 2013, the Pirquitas mine has paid $6.6 million in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are assessing the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. At December 31, 2013, we have accrued a liability totaling $48.2 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total costs. If resolved in our favour, the impact would be to reduce total costs by approximately 10% of the net sales price on a per payable ounce sold basis.

The Federal Government of Argentina also requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Central Bank of Argentina and the Federal Administration of Public Revenue. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina, and although the Fiscal Agreement includes stability over foreign exchange controls, the Federal Government removed such benefits with this requirement.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

Capitalized expenditures at our wholly-owned Pitarrilla project located in the State of Durango, Mexico during 2013 amounted to $9.5 million compared to $23.9 million in 2012.

The key objective of 2013 was to progress the Pitarrilla open pit project towards a construction decision by the end of the year. Through the first three quarters of the year, we were successful in progressing key areas of the project, while reducing project risk in critical areas, achieving the following:

▪
Entered into surface land use agreements over two parcels of land and received government approval of the 30-year temporary occupation application providing surface access to the last critical surface property needed to develop the Pitarrilla project. Our occupation could still, however, be subject to legal appeal;

▪	Submitted the final Project EIA to the Mexican Ministry of Environment and Natural Resources (SEMARNAT);

▪	Completed a 10-tonne pilot plant test program on oxide and mixed oxide-sulphide (transitional) material;

▪	Advanced work on the access road, finalized construction of the initial project landfill and conducted an evaluation of water sources;

▪	Undertook technical discussions and explored options with potential suppliers of mobile equipment for the mine and other equipment suppliers; and

▪	Appointed financial advisors, and entered into discussions with potential partners.

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime and introduced other fiscal measures which have significant impacts on the mining industry. Given the significance of these changes we deferred the open pit construction decision, suspended the joint venture process, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project. We commenced a revision of various options for the project that could lead to a lower capital, smaller starter project with a meaningful production level without compromising the future option of the original larger open pit project. The initial focus of this work is on a 3,000 to 4,000 tonnes per day underground operation, targeting the higher grade, deeper sulphides at or below the bottom of the open pit project.

On February 14, 2014, we were advised that SEMARNAT did not approve the EIA for the Pitarrilla open pit mine, primarily because sufficient water rights could not be secured.  Our ability to secure water rights are currently limited due to a temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico. For the Pitarrilla underground development option, the water requirements are significantly less and previous studies have shown that no external water sourcing is required.

The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver at an average grade of 95.1 g/t silver, 1,014 million pounds of lead at an average grade of 0.29% lead and 2,722 million pounds of zinc at an average grade of 0.79% zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver at an average grade of 82.99 g/t silver, 1,815 million pounds of lead at an average grade of 0.32% lead and 4,146 million pounds of zinc at an average grade of 0.72% zinc, all using a 30 grams per tonne silver cut-off. The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy D. Vincent, B.Sc. (Hons), P.Geo and by Andrew W. Sharp, B.Eng., FAusIMM and presented in the technical report dated December 14, 2012, and entitled "NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico", in accordance with the standards of NI 43-101 and the definition standards of the CIM.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during 2013 amounted to $6.4 million compared to $7.9 million in 2012.

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the EIA was approved in 2012. The execution of the mining project requires land access negotiations to be completed with both communities. To date we have only reached an agreement with the Cochabamba community while negotiations are continuing with the Ecash community. We have also identified an additional potential high grade gold vein target, the Bonita Zone, which is located entirely within the area held by Cochabamba and have a 5,000 metre drill program planned and budgeted for 2014.

In 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis mineral property. This extension enables us to complete exploration work on the Bonita Zone. Exploration permits for the Bonita Zone target have been received and, once a water permit is received, we will commence exploration drilling in the first half of 2014, upon the conclusion of the Peruvian rainy season.

We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.

The Ayelén vein, within the San Luis project, comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold. The Mineral Reserves estimate was prepared by Steve L. Milne, P.E. of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standards of NI 43-101 and the definition standards of the CIM.

Other Exploration Projects

Under current fiscal conditions, we have minimized capital available for non-core exploration activities, and during 2013, we completed a detailed appraisal of our large property portfolio to determine which properties to advance along with our corporate strategy, and which properties to relinquish. This resulted in the sale of the San Agustin property in Mexico in 2013 and the completion of the sale of the Challacollo property in Chile subsequent to the year end, and the relinquishment of several other properties in Mexico and the United States in 2013.

Parral, Mexico

We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating them for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.

San Luis del Cordero, Mexico

We have an option agreement with respect to the San Luis del Cordero property in Durango, Mexico, under which we can earn a 51% interest in the property by drilling a minimum of 4,000 metres within the first year, making total cash payments of $1.5 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement. During the fourth quarter of 2013 and into early 2014, we completed a 5,500 meter drill program in 15 holes and we are currently considering our options for the property.

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results, expressed in thousands of U.S. dollars, except per share amounts:

	Years ended December 31
	2013	2012	2011
		(Restated*)
Revenue	174,686	241,120	147,845
Income from mine operations	5,184	58,105	51,919
Impairment charges	(202,440)	—	—
Operating income (loss)	(224,715)	21,741	22,656
Gain on sale of mineral properties	64,566	—	49,856
Net income (loss) attributable to shareholders	(224,997)	55,328	80,128
Basic earnings (loss) per share	(2.79)	0.69	1.00
Diluted earnings (loss) per share	(2.79)	0.69	0.99
Cash dividends per share	—	—	—

	As at December 31
	2013	2012	2011
		(Restated*)
Cash and cash equivalents	415,657	366,947	329,055
Total assets	1,191,241	1,317,847	1,276,102
Non-current financial liabilities	187,130	—	126,555

* Restated for adoption of IFRIC 20, as discussed in section 14 of this MD&A.

Review of Annual Financial Results

Net loss for the year ended December 31, 2013 was $225.0 million ($2.79 per share) compared to a net income of $55.3 million ($0.69 per share) in the year ended December 31, 2012. This loss in 2013 was primarily due to the asset impairment charges and write downs of $225.7 million compared to $Nil in 2012. In 2013, an impairment charge of $202.4 million was recorded against the carrying value of the Pirquitas mine, inventory which had cost in excess of its net realizable value ("NRV") was written down by $12.2 million, assets held for sale were written off in the amount of $3.9 million, and a further $7.2 million was written off against certain exploration and evaluation assets. The following is a summary and discussion on significant components of income and expenses recorded during 2013 compared to 2012.

In 2013, we recognized revenues from the Pirquitas mine of $174.7 million from the sale of 8.7 million ounces of silver and 23.5 million pounds of zinc. Shipments made in the year realized an average silver price of $23.77 per ounce, excluding the impact of period-end price adjustments and zinc shipments realized an average price of $0.88 per pound. This is compared with 2012, in which we recognized revenues of $241.1 million from the sale of 9.4 million ounces of silver at an average realized price of $31.33 per ounce. The decrease in revenue in 2013 compared to 2012 was primarily driven by the decrease in average realized silver price, being over 24% lower per ounce, and the decrease in total ounces of silver sold. This was partly offset by improved sales terms on our silver concentrate and additional zinc sales of approximately 15.0 million pounds.

Cost of sales, which includes cost of inventory, depreciation, export duties and any inventory write downs, for 2013 was $169.5 million compared to $183.0 million in 2012. The resulting income from mine operations was $5.2 million in 2013, compared to $58.1 million in 2012, with a gross margin of 3.1% in 2013 compared to a gross margin of 24.1% in 2012. Cost of inventory, excluding write downs, was lower in 2013 than in 2012 due to a decrease in total silver ounces sold and also a lower cost per silver ounce sold. Export duties were lower in 2013 as they are directly derived from revenue, and we also recorded a $12.2 million write-down of inventory to its NRV. Thus, the reduction in margin over these periods was primarily a result of the significant decline in silver prices noted above.

General and administrative expenses for the year ended December 31, 2013 of $23.4 million were overall consistent with the $23.7 million recorded in 2012. Share-based payment expenses in 2013 were lower due to unvested option forfeitures and the lower share prices used to value cash-settled units. Compared to 2012, salaries in 2013 were lower due to the reduction of head office staff levels by 25% in the second half of 2013, however, this was offset by associated restructuring costs of $2.9 million.

Expensed exploration and evaluation expenses were $4.0 million for 2013 compared to $12.7 million in 2012. These relate primarily to the drill programs at the Pirquitas mine, which are focused on the Cortaderas area, the results of which are discussed in section 4 of this MD&A. Exploration costs at operating properties are expensed until a Mineral Reserve is defined, consistent with our accounting policy.

On December 30, 2013, we completed the sale of our San Agustin project located in Mexico to Argonaut. The total consideration comprised cash payments of $45.0 million (of which $15.0 million was received upon closing, $10.0 million will be received on May 5, 2014 and $20.0 million will be received on May 5, 2015), and 5.1 million common shares of Argonaut with a fair value at closing of $25.4 million. In addition, we have a 2% NSR royalty on sulphide ores processed from the project. The gain recorded on the sale of this mineral property was $64.6 million before tax expense of $16.3 million.

During 2013, we recorded a gain on the derecognition of our investment in associate, Pretium, of $22.0 million. This gain arose as a result of the change in accounting treatment from equity accounting to accounting for this investment as an available-for-sale financial asset. In 2012, we recorded a gain on the partial disposition of our investment of $49.1 million. We also recorded dilution gains totaling $2.1 million in 2013 compared to $15.8 million in 2012. These non-cash gains resulted from Pretium completing several private placements in respect of which we did not participate.

During 2013, we recorded $23.1 million of interest expense and other financing costs compared to $24.5 million in 2012. The $1.4 million decrease was primarily a result of the change in our estimate of close down and restoration provisions at the end of 2012, which reduced accretion expense in 2013 as compared to 2012. The accretion expense is recorded as a financing charge. Despite the increased principal balance of the 2013 Notes outstanding in 2013 relative to the principal balance of the 2008 Notes outstanding in 2012, interest expense was only slightly higher in 2013 due to a lower interest rate payable on the 2013 Notes.

During the year ended December 31, 2013, we recognized impairment charges of $13.0 million on marketable securities, compared to $9.4 million in 2012 due to the significant decline in market value of certain investments. We also recognized unrealized losses of $54.1 million on marketable securities in other comprehensive income, resulting from the decline in market value of investments.
In 2012, we disposed of our Canadian asset-backed commercial paper, which had been previously written off, resulting in a gain of $4.9 million.
We recorded a foreign exchange loss for year ended December 31, 2013 of $31.9 million compared to a loss of $6.0 million in 2012. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian and Australian dollars. During the year 2013, this loss resulted from the Argentine peso significantly weakening against the U.S. dollar with an acceleration in devaluation compared to previous periods, especially at the end of the year. Also, a weakening of the Canadian dollar and the Australian dollar relative to the U.S. dollar further increased the loss. During 2012, the loss was lower because the Argentine peso weakened against the U.S. dollar at a slower rate, and other currencies remained stable.

For the year ended December 31, 2013, we recorded an income tax expense of $15.4 million compared to an income tax recovery of $8.3 million in 2012. In 2013, the income tax expense is the result of profitable Pirquitas operations, the continued devaluation of the Argentine peso against the U.S. dollar, the taxable sale of the San Agustin project in Mexico, the reversal of deferred tax assets at the time of the write-down of the Pirquitas mine in the second quarter of 2013 and the establishment of a deferred income tax liability due to the introduction of the Mexican mining royalty of 7.5% in December 2013.  Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, refunds of income taxes from past years and foreign exchange.

7.	QUARTERLY FINANCIAL REVIEW

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2013				2012
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
					(restated)*	(restated)*	(restated)*	(restated)*
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	49,026	43,944	32,654	49,062	86,778	73,524	42,412	38,406
Income (loss) from mine operations	3,985	5,732	(18,971)	14,438	24,102	19,411	8,234	6,358
Net income (loss) before tax	43,362	(13,793)	(234,685)	(4,448)	(4,788)	5,140	44,883	1,842
Net income (loss) after tax	29,813	(14,306)	(235,945)	(4,559)	22,948	(1,597)	35,016	(1,039)

Basic earnings (loss) per share	0.37	(0.18)	(2.92)	(0.06)	0.28	(0.02)	0.43	(0.01)
Diluted earnings (loss) per share	0.37	(0.18)	(2.92)	(0.06)	0.28	(0.02)	0.43	(0.01)

Cash and cash equivalents	415,657	401,384	435,805	461,846	366,947	353,439	351,780	293,294
Total assets	1,191,241	1,169,967	1,176,363	1,426,245	1,317,847	1,346,304	1,323,553	1,288,198
Working capital	584,079	608,165	630,414	588,178	350,911	369,401	358,569	292,027
Non-current financial liabilities	187,130	184,791	182,486	180,224	—	—	—	—

* Restated for adoption of IFRIC 20, as discussed in section 14 of this MD&A.

The volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices, sales volumes, and certain operational and regulatory circumstances. The sales volumes in the first half of 2012 were affected by the changes in Argentine export rules, which resulted in a cessation of shipments for two months. This was partly offset by high prevailing silver prices. The two last quarters of 2012 demonstrated consistent, uninterrupted sales to multiple counterparties, while partially selling down finished goods inventory in a high silver price environment. Decrease in silver sales volume by 22% and a slight decrease in sales prices in the first quarter of 2013 resulted in a significant decrease in revenues when compared to the fourth quarter of 2012. Silver prices fell significantly in the second quarter of 2013 while sales remained comparable to the first quarter of 2013. Although prices remained low in the second half of 2013, strong silver sales and record zinc sales elevated revenue recorded. Income (loss) from mine operations in the second quarter of 2013 was affected by the write-down of inventory to its NRV. Excluding the effect of the inventory write-down, the income from mine operations followed a similar trend to revenue over the past eight quarters.

Net income (loss) before tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions. In the second quarter of 2012, we reduced our interest in Pretium, recording a gain of $45.9 million, and in the fourth quarter of 2012, we recorded a $10.8 million impairment of marketable securities, which was a significant component of the loss recorded. In the second quarter of 2013, impairment charges of $222.3 million were recorded against the carrying value of the Pirquitas mine, assets held for sale and exploration and evaluation assets, and in the fourth quarter of 2013, we sold the San Agustin property which generated a gain before tax of $64.6 million.

Three months ended December 31, 2013 compared to the three months ended December 31, 2012

Net income for the three months ended December 31, 2013 was $29.8 million ($0.37 per share), compared to a net income of $22.9 million ($0.33 per share) in the same period of 2012. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended December 31, 2013, we recognized revenues from the Pirquitas mine of $49.0 million from the sale of 2.5 million ounces of silver and 14.2 million pounds of zinc. Sales recognized in the period realized an average silver price of $20.79 per ounce, excluding the impact of period-end price adjustments. This is compared with the fourth quarter of 2012, in which we recognized revenues of $86.8 million from the sale of 3.2 million ounces of silver at an average realized price of $32.69 per ounce. At December 31, 2013, sales contracts containing 1.2 million ounces of silver are subject to final price settlement over the next four months. Zinc shipments for the fourth quarter of 2013 realized an average price of $0.86 per pound compared to $0.87 per pound in the fourth quarter of 2012, while the zinc sales volumes were five times higher in the fourth quarter of 2013 than in the same period in 2012.

Cost of sales for the fourth quarter of 2013 were $45.0 million compared to $62.7 million in the fourth quarter of 2012. The resulting income from mine operations was $4.0 million in the fourth quarter of 2013, compared to $24.1 million in the fourth quarter of 2012, resulting in a gross margin of 8.6% in the fourth quarter of 2013, compared to 27.8% in the fourth quarter of 2012. The reduction in margin in the fourth quarter of 2013 was primarily a result of the significant decline in silver prices, but also the greater proportion of zinc concentrate sales which have a lower sales margin.

General and administrative expenses for the three months ended December 31, 2013 of $5.4 million were lower than the $5.9 million recorded in the three months ended December 31, 2012. This decrease is principally due to lower salaries, benefits, and share-based compensation of $1.3 million, offset by higher consulting fees of $0.9 million.

Exploration and evaluation costs of $1.2 million for the three months ended December 31, 2013 were lower than the $4.7 million for the three months ended December 31, 2012. The costs were higher in 2012 due to a drill program at the Pirquitas mine, whereas no such work was conducted in the fourth quarter of 2013.

On December 30, 2013, we completed the sale of the San Agustin project located in Mexico, generating a pre-tax gain on sale before tax of $64.6 million, as further described in section 6 of this MD&A.

In the fourth quarter of 2013, we recorded impairments on marketable securities in the amount of $13.1 million, compared to $10.8 million in the same period of 2012, where share prices had declined significantly below cost. Declines in value had previously been recorded in other comprehensive income, and upon the recognition of the impairment, loss was recognized in the consolidated statement of income.

During the fourth quarter of 2013, we recorded $5.1 million of interest expense and other financing costs compared to $5.6 million for the fourth quarter of 2012. The $0.5 million decrease was primarily a result of the change in our estimate of close down and restoration provisions at the end of 2012 which reduced the accretion expense in the fourth quarter of 2013 compared to the fourth quarter of 2012. Despite the increased principal balance of the 2013 Notes outstanding in the fourth quarter of 2013 relative to the principal balance of the 2008 Notes outstanding in the fourth quarter of 2012, interest expense was only slightly higher in 2013 due to a lower interest rate payable on the 2013 Notes.

We recorded a foreign exchange loss for the three months ended December 31, 2013 of $11.0 million compared to a loss of $2.1 million in the three months ended December 31, 2012. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the three months ended December 31, 2013, this loss largely resulted from the Argentine peso which significantly weakened against the U.S. dollar, while the Canadian dollar and Australian dollar were relatively flat compared to the U.S. dollar. In the same period of 2012, the Argentine peso devalued at a slower rate, while the Canadian dollar strengthened to help offset some of the loss from the devaluation of the Argentine peso.

For the three months ended December 31, 2013, we recorded an income tax expense of $13.5 million compared to an income tax recovery of $27.7 million in the three months ended December 31, 2012. Income tax expense is the result of profitable Pirquitas operations, the continued devaluation of the Argentine peso against the U.S. dollar, the taxable sale of the San Agustin property in Mexico, and the establishment of a deferred income tax liability due to the introduction of the Mexican mining royalty of 7.5 % in December 2013.  Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, refunds of income taxes from past years and foreign exchange.  In the fourth quarter of 2012, the income tax recovery was primarily related to the recognition of tax benefits in Argentina totaling $46.8 million arising from foreign exchange losses and interest expenses. This was partially offset by profitable operations at Pirquitas, further devaluation of Argentine peso denominated deferred tax assets, and other non-deductible expenses.

8.	LIQUIDITY

At December 31, 2013, we had $415.7 million of cash and cash equivalents, an increase of $48.7 million from December 31, 2012. The increase in cash primarily resulted from the issuance of the 2013 Notes for net proceeds of $256.1 million. These proceeds were partially used to repay $138.0 million from the 2008 Notes in the first quarter of 2013, with the balance increasing our liquidity for general corporate purposes, including financing our acquisition of the Marigold mine and the development or advancement of our property portfolio. The total cash generated from financing activities was $118.2 million. We also generated $19.5 million from operating activities and used $76.6 million in investing activities. Cash flows from investing activities comprised outflows of $103.4 million on capital expenditures, exploration and development projects, deferred stripping and VAT payments, while cash inflows comprised $15.0 million of proceeds from the sale of the San Agustin project, $6.1 million of interest income and $5.0 million of VAT recoveries. We also incurred foreign exchange losses of $12.3 million, before impacts of interest earned, on our foreign cash balances, primarily in Argentina.

Of the cash and cash equivalents balance, $371.7 million was held in Canada, the United States and Australia. Approximately $73.5 million is invested in short term investments under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet corporate needs. At December 31, 2013, we held $20.8 million cash in Argentina. Argentine government regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas mine. We are repatriating cash from Argentina under a fixed schedule of debt repayments.

In the first quarter of 2013, we sold $265.0 million of the 2013 Notes, for net proceeds of $256.1 million after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

In addition to the $15 million of cash received at closing from the sale of the San Agustin project, we received 5.1 million common shares of Argonaut valued at $25.4 million at December 31, 2013.

During the year ended December 31, 2013, our working capital position increased by $224.1 million to $584.1 million from $379.0 million. The primary drivers for the increase were the repurchase of the 2008 Notes with proceeds from the 2013 Notes, which extinguished a current liability, and the recognition of our investment in Pretium as a current asset, which had previously been recorded as a non-current asset.

On February 3, 2013, we announced the acquisition of the Marigold mine for cash consideration of $275 million which will have a material impact on our liquidity upon closing the transaction. Under the terms of the acquisition agreement, we will be required to provide financial assurances to the environmental authorities with respect to Marigold mine's long term environmental and reclamation obligations. Following the completion of this transaction, our remaining cash balance along with projected operating cash flows is expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve capital throughout the business and to discharge liabilities as they become due.

The following table summarizes our financial liabilities, operating and capital commitments at December 31, 2013:

	Payments due by period
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years
	$000s	$000s	$000s	$000s	$000s
Trade and other payables	84,010	84,010	—	—	—
Convertible notes (i)	265,000	—	—	—	265,000
Interest on convertible notes (i)	49,522	7,619	22,856	15,238	3,809
Capital expenditure commitments (ii)	6,164	6,164	—	—	—
Minimum rental and lease payments	2,907	424	1,520	963	—
Total contractual obligations	407,603	98,217	24,376	16,201	268,809

(i) Convertible notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018.

(ii) Capital expenditure commitments are in relation to the sustaining capital at the Pirquitas mine.

9.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31
	2013	2012
	$000s	$000s
Shareholders' equity	707,034	706,901
Convertible notes	187,130	135,805
	894,164	842,706

Less: cash and cash equivalents	(415,657)	(366,947)
	478,507	475,759

At December 31, 2013, there was no externally imposed capital requirement to which we are subject and with which we had not complied.

As at December 31, 2013, we had 80,754,434 common shares outstanding and 1,754,944 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$9.50 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 20, 2014, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	2,156,958	7.37 - 28.78	3.9 - 6.9
Fully diluted	82,911,392

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of silver as part of our overall corporate strategy.
A 10% increase in the average commodity price as at December 31, with all other variables held constant, would have resulted in the following impact to our after-tax net income:

	2013	2012
Products	$000s	$000s
10% increase in silver price	1,814	3,387
10% increase in zinc price	272	—

We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income. A 10% increase in share prices would have a $12.9 million impact on total comprehensive income.

(i)	Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, expressed in thousands of U.S. dollars:

	December 31, 2013
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	7,881	20,751	4,983	8,007
Marketable securities	126,428	—	2,839	—
Value added tax receivable	—	64,816	—	3,412
Trade and other payables (excluding VAT and income taxes)	(7,387)	(13,606)	—	(1,618)
Valued added tax payable	—	—	—	(6,467)
Income taxes payable	—	—	—	(15,885)
Total	126,922	71,961	7,822	(12,551)

	December 31, 2012
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	35,860	62,612	5,583	1,482
Marketable securities	19,034	—	15,699	—
Value added tax receivable	—	65,976	—	3,521
Trade and other payables	(10,088)	(14,924)	—	(726)
Total	44,806	113,664	21,282	4,277

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2013 we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in our Argentine peso cash balance increasing potentially significantly. In Argentina the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue Chip rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel rate would materially impact the value of our Argentine peso denominated cash funds and VAT receivables in U.S. dollars, but would improve our operating costs in U.S. dollars, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, we are repatriating cash from Argentina under a fixed schedule of debt repayments.

Subsequent to the end of 2013, the Argentine peso has seen a significant devaluation, well above the pace of devaluation through 2013 as the government reduced intervention and relaxed capital controls. We are still assessing the impact of this devaluation on the Pirquitas mine. The devaluation will reduce the value of our Argentine peso denominated assets, principally cash and VAT receivables, and decrease Argentine peso denominated liabilities, principally accounts payable, when expressed in U.S. dollars, our reporting currency. We expect the devaluation to positively impact on Argentine-based operating costs when expressed in U.S. dollars, but we are uncertain of the impact the devaluation will have on inflation rates in the country, which would negatively impact our operating cost structure. Therefore, we have not amended our cost guidance to reflect the Argentine peso devaluation.

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income:

	2013	2012
	$000s	$000s
Canadian dollar	(9,422)	(3,361)
Argentine peso	(4,826)	(7,614)
Australian dollar	(547)	(1,490)
Mexican peso	873	(300)

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk. Similar risk exposures existed for the 2008 Notes.
As at December 31, 2013, the weighted average interest rate on our U.S. dollar cash and cash equivalents was 0.32% (2012 - 0.41%). With other variables unchanged, a 1% increase in the annualized interest rate would increase after tax net income by $3.3 million (2012 - $2.6 million).
b) Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.
Credit risk related to financial institutions and cash deposits: Under our investment policy, investments are made only in highly rated financial institutions, corporate and government securities. We consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables: We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 80 percent of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets: All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility. Deferred consideration is also expected to be collectible in full.

We also have credit risk through our significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. During 2013, we have experienced increased delays in the approval and recovery processes. We continue to discuss the situation with the Argentina tax authorities to seek a solution to these delays.

Our maximum exposure to credit risk as at December 31 was as follows:

	2013	2012
	$000s	$000s
Cash and cash equivalents	415,657	366,947
Value added tax receivable	68,338	70,159
Trade and other receivables	44,510	41,059
Other financial assets	29,847	1,847
	558,352	480,012

At December 31, 2013, no amounts were held as collateral.

c) Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations over financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine, although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
A detailed discussion of our liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2013, is included in section 8 of this MD&A.

In our opinion, working capital at December 31, 2013 together with future cash flows from operations is sufficient to support our commitments through 2014, including payment for the acquisition and integration of the Marigold Mine in 2014.

We have no off balance sheet arrangements.

11.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2012, which is available at www.sedar.com, and our Form 40-F for the year ended December 31, 2012, which is available on the EDGAR section of the SEC website at www.sec.gov, and to our Annual Information Form for the year ended December 31, 2013 to be filed on SEDAR in March 2014.

In the fourth quarter of 2013, Pretium and certain of Pretium’s officers and directors were named in class action lawsuits filed with the United States District Court for the Southern District of New York on behalf of investors of Pretium. We have also been named as a defendant in two of the actions. We believe that the lawsuits against us are without merit and we intend to vigorously defend any attempt to obtain court approval to proceed with the actions against us.

12.	RELATED PARTY TRANSACTIONS

a) Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	2013	2012
	$000s	$000s
Salaries and other short-term employee benefits	2,600	2,152
Post-employment benefits	21	15
Termination benefits	1,370	—
Share-based compensation (i)	1,704	3,897
Total compensation	5,695	6,064

(i)	Share-based compensation includes mark-to-market adjustments on cumulative Deferred Share Units positions as reported in the consolidated statements of income.

b) Principal Subsidiaries
The consolidated financial statements include the accounts of the company and our wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project
Pacific Rim Mining Corporation Argentina S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100% (1)	Challacollo
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones, S.A. de C.V.	Mexico	100%	Veta Colorada
Silver Standard Mexico, S.A. de C.V.	Mexico	100%	Nazas
Reliant Ventures S.A.C.	Peru	100%	San Luis
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Maverick Silver Inc.	USA (Nevada)	100% (2)	Maverick Springs
Mina Pirquitas, Inc	USA (Delaware)	100%	Pirquitas
(1) Effective February 6, 2014, we completed the sale of Minera Silver Standard Chile S.A., the holder of the Challcollo property, to Mandalay.
(2) The Maverick Springs project is held in a joint venture in which we have a 55% interest, representing all of the silver resources hosted in the project.

13.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

Our investment in Pretium comprises the following:

	December 31, 2013	December 31, 2012
Common shares of Pretium	18,985,807	18,985,807
Percentage ownership	18.26%	20.02%

For the years ended December 31, 2013 and 2012, the movement in our investment in Pretium was as follows:

	2013	2012
	$	$
Carrying amount, January 1	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	2,112	15,839
Share of net loss	(1,033)	(3,409)
Share of other comprehensive income (loss)	(641)	3,912
Derecognition of investment in associate	(120,070)	—
Carrying amount, December 31	—	119,632

In 2013, Pretium completed two private placements of 1,648,550 flow-through common shares and 5,780,346 common shares, respectively, in respect of which we elected not to participate. These share issuances by Pretium resulted in dilutions of our interest to 18.57% with dilution gains totaling $2.2 million in aggregate, recognized in other (loss) income. Subsequent to the derecognition of the investment in associate discussed below, our interest has decreased to 18.26%.

On May 10, 2013, we determined that we no longer held significant influence over Pretium following changes in the composition of the Board of Directors of Pretium and our shareholding percentage, and therefore, equity accounting for our investment in Pretium was no longer applicable. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The fair value of the shares upon initial recognition was $144.8 million. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of (loss) income, resulting in a gain of $22.0 million and a foreign exchange gain of $2.5 million. Subsequent changes in fair value after May 10, 2013 are recognized in other comprehensive (loss) income.

14.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of silver sold

We use the non-GAAP measures of cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Impact of adoption of IFRIC 20 on Non-GAAP Financial Measures

On January 1, 2013, we were required to adopt IFRIC 20. The adoption of this standard had a significant impact on our open pit mining operations at the Pirquitas mine. Through 2012, $40.6 million of stripping costs was capitalized as a SAA that had previously been included as an operating cost, and of these costs $12.0 million was removed from cost of sales in the year ended December 31, 2012. The adoption impacts the non-GAAP disclosures as cash costs now exclude stripping activity costs, and the depreciation of the SAA is included within total costs.

We have restated our 2012 quarterly cash costs and total costs disclosures to incorporate the impact of the adoption of IFRIC 20 and to enable comparison of cost performance. In addition, we have restated certain of our comparative quarters as a result of an erroneous double counting of certain freight and transportation costs, which has reduced our cash costs, and total costs, on average by $0.50 per ounce, per quarter.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month and annual periods indicated below:

	Q1	Q2	Q3	Q4	Total	Total
	2013 (restated)	2,013	2,013	2013	2013 (restated)	2012 (restated)
	$000s	$000s	$000s	$000s	$000s	$000s
Cost of sales, per consolidated statement of (loss) income	34,624	51,625	38,212	45,041	169,502	183,015
Less: Depreciation, depletion and amortization	(9,062)	(11,295)	(10,748)	(10,703)	(41,808)	(43,274)
Less: Export duties on silver concentrate	(3,454)	(3,344)	(3,638)	(2,726)	(13,162)	(21,480)
Less: Inventory NRV adjustment	—	(12,193)	—	—	(12,193)	—
Less: Restructuring costs	—	—	(653)	(815)	(1,468)	—
Add: Treatment and refining costs	5,628	3,703	3,190	4,938	17,459	30,422
Less: By-product revenue	(1,460)	(1,332)	(2,146)	(9,430)	(14,368)	(3,702)
Cash Costs	26,276	27,164	24,217	26,305	103,962	144,981

Add: Export duties on silver concentrate	3,454	3,344	3,638	2,726	13,162	21,480
Add: Depreciation, depletion and amortization, per consolidated statement of (loss) income	9,062	11,295	10,748	10,703	41,808	43,274
Total Costs	38,792	41,803	38,603	39,734	158,932	209,735

Payable ounces of silver sold (oz)	1,934,273	2,085,118	1,817,769	2,237,943	8,075,103	8,588,775

Cash Costs per ounce ($/oz)	13.58	13.03	13.32	11.75	12.87	16.88
Total Costs per ounce ($/oz)	20.06	20.05	21.24	17.75	19.68	24.42

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	2013	2012
	$000's	$000's

Net income (loss) attributable to shareholders	(224,997)	55,328

Adjusted for:
Gain on sale of other investments	(183)	(4,853)
Gain on sale and write-off of mineral properties, net of tax	(41,148)	86
Gain on partial disposal of associate	—	(49,082)
Unrealised (gain) loss on financial instruments at FVTPL	—	2,501
Gain on dilution of associate	(2,112)	(15,839)
Share of loss of associate	1,033	3,409
Gain on derecognition of investment in associate	(21,959)	—
Write-down of inventory to NRV, net of tax	7,926	—
Asset impairment, net of tax	200,779	—
Loss on marketable securities	13,003	9,345
Dividend income	(178)	(701)

Adjusted net income (loss)	(67,836)	194

Weighted average shares outstanding (000's)	80,754	80,744

Adjusted basic earning (loss) per share ($)	(0.84)	0.00

15.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IASs"), and interpretations issued by IFRIC and the former Standing Interpretations Committee. The consolidated financial statements have been prepared in accordance with IFRS and interpretations issued and outstanding as of December 31, 2013, and were approved as of February 20, 2014, the date the Audit Committee of the Board of Directors approved the consolidated financial statements. Note 2 of the consolidated financial statements for the year ended December 31, 2013 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.

There were no changes to the accounting policies applied to each of the 2013 quarterly unaudited condensed consolidated interim financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2013.

Adoption of new or amended IFRS pronouncements and restatement of comparatives

Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements are described below and can be categorized as those that result in changes to our results and those that affect our financial statement presentation or disclosures. More detail on these changes and any effects on our results are provided in note 2 of our consolidated financial statements for the year ended December 31, 2013.

Production stripping costs

Effective January 1, 2013, we adopted IFRIC 20. This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

"In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current SAA when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved."

For the year ended December 31, 2013, gross deferred stripping costs of $26.7 million at the Pirquitas mine met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also required application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40.6 million at the Pirquitas mine were capitalized. The prior year comparatives have been restated accordingly.
Effective January 1, 2013, the company adopted the following changes in accounting standards: IFRS 12, Disclosures of Interests in Other Entities ("IFRS 12"), and IFRS 13, Fair Value Measurement ("IFRS 13"). The changes adopted from IFRS 12 and IFRS 13 are reflected in our audited consolidated financial statements for the year ended December 31, 2013. Adoption of IFRS 10, Consolidated Financial Statements and IFRS 11, Joint Arrangements did not result in any changes to accounting or disclosure. However, they have been reflected in our accounting policies.
We have also revised the comparatives to reverse certain foreign exchange benefits that had been recognized as deferred tax assets in 2011 and 2012. Opening retained earnings for the year ended December 31, 2012 has been reduced by $5.4 million, deferred tax expense for the year ended December 31, 2012 has been increased by $3.8 million, the deferred tax asset at December 31, 2012 has been reduced by $6.8 million and the deferred tax liability as at December 31, 2012 has increased by $2.4 million.  All adjustments relate to the Pirquitas Mine operating segment. The impact of these adjustments to the prior periods is not material.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are the following:

Review of asset carrying values and impairment assessment

Non-current assets
Each asset or cash generated unit ("CGU") is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs to sell ("FVLCTS") or value in use ("VIU").

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of FVLCTS and VIU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, Mineral Reserves, operating costs, taxes, close down and restoration costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.

Marketable securities

At each reporting date, we conduct a review to determine whether there are any indications of impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and short-term business outlook for the investee, including factors such as industry and sector performance, and operational and financing cash flows.
If the decline in fair value below cost were considered significant or prolonged, we would recognize a loss, being the transfer of the accumulated fair value adjustments recognized in other comprehensive income on the impaired available-for-sale financial assets to the statement of income.
Determination of mineral reserve and mineral resource estimates We estimate our Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by NI 43-101. Mineral Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserve estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of deferred stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

Determination of useful lives of property, plant and equipment We use the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives.

Valuation of inventory Stockpiled ore and finished goods are valued at the lower of cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventory.

Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the life of a mine. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, for example updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property, plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the U.S. dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income. In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments We are required to determine the valuation of our convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible notes require discounted cash flow analysis that involves various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates.

Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary's functional currency often requires significant judgment where the primary economic environment in which they operate may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation method required.

Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements.

16.	FUTURE ACCOUNTING CHANGES

A number of new standards and amendments to standards and interpretations have been issued but are net yet effective. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below:
IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

IFRIC 21, Levies imposed by governments
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.
Amendments

Amendments to standards and interpretations include the following:

IAS 36, Impairment of assets: Amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. Effective for annual periods commencing on or after January 1, 2014.

IFRS 8, Operating segments: Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. Effective for annual periods commencing on or after July 1, 2014.

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2015.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

17.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's Annual Report on Internal Control over Financial Reporting and Disclosure Controls and Procedures.

The following report is provided by management in respect of internal control over financial reporting and disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators and the SEC):

(1) Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2) Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework (1992) to evaluate the effectiveness of our internal control over financial reporting.

(3) As at December 31, 2013, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

18.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,”
or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: the proposed acquisition of the Marigold mine; future production of silver and other metals; future costs of inventory and cash costs per payable ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: obtaining all required third party regulatory and governmental approvals to the proposed acquisition of the Marigold mine and the satisfaction or waiver of all other conditions to completion of the proposed acquisition; our ability to successfully integrate an announced acquisition; uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium, including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow the business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; potential difficulty in enforcing judgments or bringing actions outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.

Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.